Exhibit 99.1

Electra Meccanica Granted Patent in China for Proprietary Battery Cartridge Design

Patent Further Expands International Protection of Key Technologies Underlying the SOLO Electric Vehicle

VANCOUVER, British Columbia, April 29, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, has been awarded a patent in China by the National Intellectual Property Administration for the design of its proprietary battery cartridge.

The patent, Chinese Design No. ZL 201830277724.X, is valid for 10 years from the filing date and covers Electra Meccanica’s proprietary battery cartridge design that is an integral feature underlying the Company’s flagship SOLO EV. The patent in China expands upon previous successful battery cartridge patent registrations in Europe, Japan and Canada – with another patent pending in the United States - further strengthening international patent protection for the unique design.

“We are pleased to announce this very important new patent win in China, growing our global intellectual property portfolio to 25 invention and design patent assets that have been filed or issued,” said Jerry Kroll, CEO of Electra Meccanica. “This patent continues to validate the amazing work that our R&D team does every day. We envision our intellectual property portfolio to play an increasingly important role in the future, providing us with an exciting strategic advantage over any new entrants to the space. I look forward to providing our shareholders with further updates as we continue to strengthen our patent portfolio.”

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released April 29, 2019